August 29, 2024

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

       Re: Zenta Group Co Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 2, 2024
           CIK No. 0002011458
Dear Ng Wai Ian:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 12, 2024 letter.

Amendment No. 2 to Draft Registration Statement submitted August 2, 2024 Summary Consolidated Financial Data, page 12

1. Please add summary consolidated financial data for the unaudited financial information included in the Registration Statement.
Unaudited Condensed Consolidated Balance Sheets, page F-26

2. Tell us your consideration of adding labels to the balance sheet to clearly identify which
       period is    Unaudited    and which period is    Audited.
 August 29, 2024
Page 2

Notes to Unaudited Condensed Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Revenue recognition, page F-35

3.     You recognized revenues of $131,832 for fintech services fees algorithm and big data
       during the six months ended March 31, 2024. You state there   s a fixed
component of the
       price, however, if the customer does not meet the minimum usage requirement in any month, the shortfall is carried over to the following month. Please tell us how you are accounting for the possibility of the shortfall. Also, please disclose the contractual payment terms under the agreement as you have not collected any amounts during the six months ended March 31, 2024.
6. Receivables from Customers, Net, page F-45

4. You recognized $154,730 of fintech revenues in the six months ended March 31, 2024.
       You had $0 fintech receivable balance as of September 30, 2023 and a $358,168 fintech receivable balance as of March 31, 2024. Please explain how the fintech receivable balance as of March 31, 2024 is greater than fintech revenues for the six months ended
       March 31, 2024 referencing authoritative literature that supports the receivable recognition in excess of revenues. Finally, please tell us how much of the March 31, 2024 receivable related to fintech services balance has been collected thus far.
5. Please tell us how much of the March 31, 2024 receivables related to investment brokerage services balance has been collected thus far.
General

6. We note your revised disclosure pursuant to prior comment 3. Please tell whether you have any involvement in developing any of the fintech products, or whether this is the sole responsibility of the supplier. We also note that for the six months ended March 31,
       2024, your fintech business accounted for 46.2% of your total revenue. Given this significance, please file your agreements with CAI, your sole fintech client, and any agreements with Gao Yan Innovation Technology (Macau) Co. Ltd, your sole supplier, or tell us why you do not believe you are required to do so.
7. We not your response to prior comment two and your disclosure that you "don't engage in consultation on securities tranding and as such we are not required to apply for financial service licenses, and do not provide services such as research report or financial advisory services." You also disclose that you primarily target high net worth individuals, corporations and professional investment institutions in Macau, Hong Kong, Southeast
       Asia, and other regions. Please confirm and aknowledge your responsibility to assess your status as an investment adviser under the Investment Advisers Act of 1940 and any potential obligation to register under such Act.
 August 29, 2024
Page 3

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick